

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Razvan Radulescu
Chief Executive Officer
Blue Bird Corp
3920 Arkwright Road, Suite 200
Macon, GA 31210

> **Re: Blue Bird Corp**
> **Registration Statement on Form S-3**
> **Filed November 16, 2021**
> **File No. 333-261125**

Dear Mr. Radulescu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Faiza N. Rahman